UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 23, 2013

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

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Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 23 October 2013

Third quarter 2013 financial information

Sustained commercial momentum in major markets, continued reduction of costs and an acceleration in very high-speed broadband investment

•

The Orange Group had 232.5 million customers at 30 September 2013, a year-on-year increase of 2.1%. This comprised net additions of 1.1 million customers generated in the third quarter from mobile contract offers, principally in the European countries. The increase in fixed broadband (190,000 net additions) offset the downturn in traditional fixed-line telephony:

-

France produced its best performance in three years on mobile packages in the third quarter of 2013, with 298,000 net additions1, led by the Open and Origami offers;

-

Spain reported record growth of 179,000 net additional customers for mobile packages in the third quarter, thanks to the success of SIM-only offers and Canguro convergent offers. Fixed broadband also saw record growth, with 83,000 net additions over the quarter;

-

in Poland, mobile customer base growth accelerated in the third quarter (179,000 net additions after 61,000 net additions in the second quarter) led by the new nju.mobile and Orange Open offers;

-

Africa and the Middle East had a combined total of 84.6 million mobile customers at 30 September 2013, growth of 6.8% year on year, mainly led by Mali, Guinea and Côte d’Ivoire.

•

Consolidated revenues were 10.162 billion euros in the third quarter of 2013, down 4.0% on a comparable basis, after falling 4.8% in the second quarter. This improvement of 0.8 percentage point largely reflects the lower impact of regulatory measures in France since July 1st.

Excluding the impact of regulatory measures, the change was -2.4% in the third quarter, a similar pace to that of the previous quarter:

-

in France, revenues fell 4.9%, which was comparable to the 4.7% decline of the second quarter. The third quarter confirmed the stabilisation of quarterly mobile ARPU since the beginning of the year, in line with the annual forecast of -12%;

-

in Spain, revenues rose 6.9%, led by the growth of the customer base and sales of mobile handsets;

-

in Poland, revenues improved significantly in the third quarter (-2.6%, after falling 4.5% in the first half), helped by both fixed and mobile services;

-

in the rest of Europe, revenues were down 2.7%, impacted by a 10.1% decrease in revenues in Belgium;

-

in Africa and the Middle East, revenues grew 4.1% led by Côte d’Ivoire, Mali, Guinea and Senegal;

-

in the Enterprise segment, revenues fell 7.2%, reflecting the impact of price reductions during contract renewals and the European economic backdrop, which remains difficult.

•

Restated EBITDA was 9.783 billion euros at 30 September 2013. The EBITDA margin (31.8%) decline was limited to 1.0 percentage point on a comparable basis thanks to cost reductions of 617 million euros: direct costs fell 5.3% and indirect costs fell 1.4% year on year. The reduction in costs continued during the third quarter, with 176 million euros in savings, of which about 120 million euros came from France.

•

CAPEX rose 2.6% on a comparable basis to 3.748 billion euros. This acceleration was led by investment in very high-speed broadband (4G mobile and fibre), particularly in France, where it rose to 364 million euros. The ratio of CAPEX to revenues was 12.2%, an increase of 0.8 percentage point compared with the previous year.

•

Operating cash flow (restated EBITDA less CAPEX) was 6.034 billion euros and already represents 86% of the 2013 full-year target of at least 7 billion euros.

1   Excluding machine-to-machine contracts.

2013 outlook

The Group confirms the objective it has set for 2013 of operating cash flow (restated EBITDA less CAPEX) of at least 7 billion euros.

The ratio of net debt/EBITDA should reach approximately 2.2 at the end of 2013, excluding the impact of the tax dispute2, and then return to a level closer to 2 at the end of 2014, thus maintaining the Group’s financial solidity under all circumstances. Including the impact of the tax dispute, the ratio of net debt/EBITDA should reach approximately 2.4 at the end of 2013.

The Group confirms that a dividend of a minimum of 0.80 euros per share will be paid in respect of the financial year 20133. The Board of Directors decided on 24 July 2013 to pay an interim ordinary dividend of 0.30 euros per share for the current year, based on the results of the first half of 2013. The interim dividend will be paid on 11 December4.

In addition, the Group will follow a policy of prudent and selective acquisitions, concentrating on possible consolidation and disposals in the markets in which it operates.

Commenting on the results for the first nine months of 2013, Orange Chairman and CEO Stéphane Richard said:

“I would point to three key elements from these quarterly results. First, our ability to expand our customer base in the Group’s three core countries (France, Poland and Spain), while managing the overall decline in prices. In France, we recorded our best net sales figures for three years, adding around 300,000 new customers, mainly on high-end tariffs such as Origami and Open. The Africa and Middle East region posted sales growth of more than 4%. Secondly, the continued reduction in our cost base: we have already achieved our annual target of 600 million euros in savings, a third of which is down to lower indirect costs. Finally, I would like to highlight our investment initiatives, especially in 4G and fibre, which place Orange in an ideal position in these crucial growth sectors. Overall, these results, which are the fruit of the efforts of all of the Group's employees, give us confidence that we will achieve our 2013 objectives and reinforce our ambitions for 2014.”

*

*        *

The Board of Directors of Orange S.A. met on 22 October 2013 and examined the Group's financial statements for the period ended 30 September 2013.

The financial data and comparable basis data provided in this press release are unaudited.

More detailed information is available on the Orange website:

www.orange.com

2   Payment of 2.138 billion euros in the third quarter of 2013, related to the consequences of the tax dispute from 2005, for which Orange submitted an application for judicial review.

3   Subject to the approval of the Annual General Meeting of shareholders.

4   The ex-dividend date is 6 December 2013; the record date is 10 December 2013.

key figures

•

30 September data

In millions of euros	2013	2012 comparable basis	2012 historical basis	change comparable basis	change excluding regulatory measures	change historical basis	impact of change in exchange rates	impact of change in consolidation scope
Revenue	30,765	32,160	32,598	(4.3)%	(2.3)%	(5.6)%	(0.7)%	(0.6)%
Of which :
France	15,064	16,100	16,106	(6.4)%	(4.3)%	(6.5)%	-	-
Spain	3,060	3,016	3,016	1.5%	4.9%	1.5%	-	-
Poland	2,324	2,537	2,534	(8.4)%	(3.9)%	(8.3)%	0.2%	(0.1)%
Rest of World	5,821	5,820	6,191	0.0%	2.0%	(6.0)%	(3.4)%	(2.6)%
Enterprises	4,855	5,145	5,215	(5.6)%	(5.6)%	(6.9)%	(0.7)%	(0.7)%
International Carriers and Shared Services	1,273	1,204	1,208	5.7%	5.7%	5.4%	(0.1)%	(0.2)%
Eliminations	(1,633)	(1,661)	(1,671)	-	-	-	-	-
Restated EBITDA*	9,783	10,560	10,649	(7.4)%	(5.2)%	(8.1)%	(0.4)%	(0.4)%
As % of revenues	31.8%	32.8%	32.7%	(1.0)pt	(1.0)pt	(0.9)pt
CAPEX (excluding licences)	3,748	3,653	3,700	2.6%		1.3%	(0.9)%	(0.4)%
As % of revenues	12.2%	11.4%	11.4%	0.8pt		0.8pt
Operating cash flow (restated EBITDA* - CAPEX)	6,034	6,907	6,949	(12.6)%		(13.2)%

•

quarterly data

In millions of euros	3rd quarter 2013	3rd quarter 2012 comparable basis	3rd quarter 2012 historical basis	change comparable basis	change excluding regulatory measures	change historical basis	impact of change in exchange rates	impact of change in consolidation scope
Revenue	10,162	10,590	10,755	(4.0)%	(2.4)%	(5.5)%	(1.3)%	(0.2)%
Of which :
France	4,980	5,278	5,280	(5.6)%	(4.9)%	(5.7)%	-	-
Spain	1,040	1,027	1,027	1.2%	6.9%	1.2%	-	-
Poland	752	817	840	(7.9)%	(2.6)%	(10.4)%	(2.7)%	(0.1)%
Rest of World	1,944	1,954	2,047	(0.5)%	1.3%	(5.0)%	(4.7)%	0.1%
Enterprises	1,558	1,678	1,726	(7.2)%	(7.2)%	(9.7)%	(1.5)%	(1.3)%
International Carriers and Shared Services	443	390	391	13.4%	13.4%	13.2%	(0.2)%	-
Eliminations	(555)	(554)	(556)	-	-	-	-	-
Restated EBITDA*	3,366	3,618	3,645	(7.0)%	(5.7)%	(7.7)%	(0.8)%	0.0%
As % of revenues	33.1%	34.2%	33.9%	(1.0)pt	(1.1)pt	(0.8)pt
CAPEX (excluding licences)	1,293	1,221	1,240	6.0%		4.3%	(1.6)%	(0.0)%
As % of revenues	12.7%	11.5%	11.5%	1.2pt		1.2pt
Operating cash flow (restated EBITDA* - CAPEX)	2,072	2,397	2,405	(13.5)%		(13.8)%
* EBITDA restatements are described in appendix 2.

comments on key Group figures

revenues

Orange Group revenues were 30.765 billion euros in the first nine months of 2013, a decrease of 4.3% on a comparable basis. Excluding the impact of regulatory measures (-684 million euros), the Group’s revenues declined 2.3% compared with the previous year.

In the third quarter of 2013, Group revenues were 10.162 billion euros, down 4.0% on a comparable basis. Excluding the impact of regulatory measures (-173 million euros), revenues fell 2.4% after a 2.2% decline in the first half of 2013.

Revenue trends by region, excluding the impact of regulatory measures, were as follows:

•

in France, mobile services revenues declined 8.1%, in line with the trend forecast; quarterly mobile ARPU stabilised in relation to the previous quarter. Fixed broadband revenues rose 0.4%;

•

in Spain, revenues rose 6.9%. The very strong growth of mobile equipment sales and the steady rise in fixed services (broadband and carrier services) were partly offset by the downturn in mobile services linked to the rapid development of SIM-only offers;

•

in Poland, the mobile customer base rebounded in the third quarter on the success of new offers, reducing revenue erosion (a decrease of 2.6%, after declining 4.5% in the first half);

•

Rest of World: revenues rose by a solid 4.1% in Africa and the Middle East, led by Côte d’Ivoire, Mali, Guinea and Senegal. Europe fell 2.7% due to a revenue decline in Belgium, which was partially offset by growth in Romania, Moldova and Armenia;

•

Enterprise segment: revenues decreased 7.2%, impacted in particular by price reductions during contract renewals and by the European economic context, which remains difficult;

•

On an historical basis, revenues for the first nine months of 2013 fell 5.6% in relation to the previous year, which included the impact of changes in consolidation scope (-0.6 percentage point), principally related to the disposal of Orange Switzerland on 29 February 2012 and the disposal of Etrali on 3 June 2013, as well as the impact of foreign exchange fluctuations (-0.7 percentage point) related to the declines in the Egyptian pound, the Dominican peso and the US dollar.

customer base growth

The Group had 232.5 million customers at 30 September 2013, a year-on-year increase of 2.1%, or 4.9 million net additions.

There were 174.7 million mobile services customers at 30 September 2013, a year-on-year increase of 3.2% or 5.5 million net additions):

-

Africa and the Middle East had a combined total of 84.6 million customers at 30 September 2013, an increase of 6.8% (+5.4 million net additions). Orange Money, now marketed in thirteen countries of Africa and the Middle East, had 7.9 million customers at 30 September 2013;

-

in France, the mobile customer base of 26.8 million customers at 30 September 2013 was up 0.5% (+131,000 net additions). Contract customer numbers (20.4 million) rose 5.0%, led in the third quarter by the Open and Origami offers. In parallel, the Sosh online offers continued to sustain their momentum;

-

the other regions had 63.3 million customers at 30 September 2013, up 1.2% year on year (+722,000 net additions), excluding the impact of the disposal of Orange Austria. The increase was mainly driven by Spain (+559,000), Poland (+367,000), Moldova (+188,000) and Romania (+140,000). The mobile customer base in the United Kingdom, Belgium and Slovakia declined as a result of prepaid offers.

Fixed broadband had 15.3 million customers at 30 September 2013, a year-on-year increase of 3.4%, representing 499,000 net additions, including 235,000 in Spain, 219,000 in France and 28,000 in Slovakia. Fixed broadband subscribers included 334,000 fibre customers at 30 September 2013, of which 273,000 were in France, 58,000 in Slovakia and nearly 3,000 in Moldova. In France, the Open convergent offers represented 31% of the fixed broadband customer base, compared with 21% a year earlier.

restated EBITDA

Restated EBITDA was 9.783 billion euros in the first nine months of 2013, compared with 10.560 billion euros in the first nine months of 2012 on a comparable basis. Excluding the impact of regulatory measures (-239 million euros), the decrease was 5.2%. The ratio of restated EBITDA to revenues was 31.8% at 30 September 2013, with the decline limited to 1.0 percentage point on a comparable basis due to a 5.3% reduction in direct costs and a 1.4% reduction in indirect costs.

Restated EBITDA was 3.366 billion euros in the third quarter of 2013, compared with 3.618 billion euros in the third quarter of 2012 on a comparable basis. The ratio of restated EBITDA to revenues was 33.1%, with the decline limited to 1.0 percentage point. For the quarter, direct costs fell 4.2% and indirect costs fell 1.5% year-on-year.

The trends in the ratios of operating expenses to revenues for the first nine months of 2013, on a comparable basis, were as follows:

-

commercial expenses and content costs declined by 2.1%, on the back of commercial expenses related to the development of SIM-only offers in France and Spain, to advertising expenses in most regions and to content purchases. The ratio of commercial expenses and content costs to revenues was 14.9% (+0.3 percentage point compared with the previous year);

-

interconnection costs fell 8.6%. Excluding the favourable impact of the reduction in call termination rates (+445 million euros), the growth of these costs was limited to 2.5%. The ratio of interconnection costs to revenues (12.2%) improved 0.6 percentage point in relation to the first nine months of 2012;

-

labour expenses (restated) were down 1.1%. The average number of full time equivalent employees fell 2.1% to 160,374 in the first nine months of 2013, versus 163,802 in 2012, on a comparable basis. The ratio of labour expenses (restated) to revenues was 21.6%, an increase of 0.7 percentage point compared with the previous year;

-

all other expenses (restated) decreased 1.4% in the first nine months of 2013, compared with a 1.3% increase for 2012 as a whole, due to the drop in general and subcontracting expenses. The ratio of other expenses to revenues was 19.5%, an increase of 0.6 percentage point compared with the first nine months of 2012.

CAPEX

CAPEX rose 2.6% on a comparable basis to 3.748 billion euros in the first nine months of 2013. Compared with previous years, CAPEX was heavier early in the year, with some investment programmes (such as in Poland) completed or nearing completion. The ratio of CAPEX to revenues was 12.2%, a 0.8 percentage-point increase compared with the previous year. Investment in very high-speed broadband rose sharply to bolster the Group’s leadership in networks with:

•

the acceleration of investments in 4G mobile:

-

in France, more than 2,500 sites had been deployed and 500 towns had 4G coverage at the end of September 2013, i.e. coverage of 32% of the population (including full coverage of Paris and parts of the surrounding area);

-

in Spain, 1,027 sites had been deployed and 13 towns had coverage at the end of September 2013;

-

in Poland, initial investments in 4G with 135 sites deployed by Orange and its partner T-Mobile.

•

investments in fibre (FTTH) accelerated, with 2.4 million homes connectable at 30 September 2013. Poland had a total of 24,000 homes connectable to fibre and 2.9 million lines eligible for VDSL services on that same date.

operating cash flow

Operating cash flow, which is restated EBITDA less CAPEX, was 6.034 billion euros in the first nine months of 2013, representing 86% of the Group’s full-year target. The Group confirms its target for 2013 of at least 7 billion euros in operating cash flow.

review by operating segment

France

Revenues in France declined 6.4% on a comparable basis to 15.064 billion euros in the first nine months of 2013. Excluding the impact of regulatory measures (-353 million euros), revenues decreased 4.3%.

In the third quarter of 2013, revenues fell 5.6% on a comparable basis to 4.980 billion euros. Excluding the impact of regulatory measures (-39 million euros), revenues declined 4.9% after falling 4.7% in the second quarter.

Mobile services revenues (2.079 billion euros) fell 9.4% on a comparable basis and declined 8.1% excluding the impact of regulatory measures (-33 million euros). This mainly reflected the expected impact of price reductions related to the overhaul of the Sosh, Open and Origami segmented offers.  ARPU5 declined 12.0% at 30 September 2013 (-7.5% excluding regulatory measures), in line with expectations for the year as a whole.

The mobile customer base (contracts and prepaid offers) stood at 26.768 million customers at 30 September 2013, a 0.5% increase year on year. Contracts rose 5.0% year on year to 20.447 million customers. The new segmented offers continued their strong growth: the Sosh online offers had 1.617 million customers at 30 September 2013, while the Open convergent offers had 4.268 million customers on the same date.

Fixed services revenues fell 2.6% on a comparable basis to 2.653 billion euros (after falling 4.1% in the first half), as the increase in telephone subscriptions, which took place on 4th June, offset the downward trend in traditional telephony (-11.3%). Fixed broadband services rose 0.4% during the quarter, while wholesale revenues increased 1.9% on a comparable basis, led by the unbundling of subscriber lines.

The fixed broadband customer base stood at 10.046 million subscribers at 30 September 2013, a 2.2% increase year on year. Open convergent offers represented 31% of the customer base at 30 September 2013, compared with 21% a year earlier. There were a total of 273,000 fibre subscribers at 30 September 2013, representing 34,000 net additions in the third quarter. The conquest share for fixed broadband was estimated at 27% in the third quarter, compared with 27.9% in the second quarter.

Spain

Revenues in Spain rose 1.5% to 3.060 billion euros in the first nine months of 2013. Excluding the impact of regulatory measures (-98 million euros), revenues rose 4.9% in relation to 30 September 2012.

In the third quarter of 2013, revenues rose 1.2% on a comparable basis and 6.9% excluding the impact of regulatory measures (-55 million euros).

Mobile services declined 4.6% to 706 million euros, excluding the impact of regulatory measures (-55 million euros), reflecting the success of SIM-only offers and the highly attractive Canguro convergent offers, for which marketing was launched in the second quarter of 2013. The mobile customer base stood at 12.414 million customers at 30 September 2013, a 4.7% increase year on year, led by the 10.6% increase in contracts (8.793 million customers at 30 September 2013), which represented 70.8% of the total customer base on that date (+3.8 percentage points year on year).

Mobile equipment sales (121 million euros) rose very sharply (+208% compared with the third quarter of 2012), reflecting the success of mobile handset sales paid for by instalments, an initiative launched in the second quarter of 2013 at the same time as the SIM-only offers.

Fixed services rose 11.5% on a comparable basis to 209 million euros, led by the growth of broadband services (+11.8%) and wholesale revenues (+19.2%). The number of broadband subscribers climbed 17.3% year on year to 1.594 million customers at 30 September 2013. Net additions have been particularly high in the past two quarters, reaching a new record of 83,000 net additions in the third quarter, after rising to 76,000 net additions in the second quarter, led by the success of convergent offers, which represented 60% of the total broadband customer base at 30 September 2013 compared with 30% one year ago.

Poland

Revenues in Poland declined 8.4% on a comparable basis to 2.324 billion euros in the first nine months of 2013. Excluding the impact of regulatory measures (-119 million euros), revenues fell 3.9% at 30 September 2013.

In the third quarter of 2013, revenues declined 2.6% excluding the impact of regulatory measures (-45 million euros), an improvement from the first half (-4.5%) due to both mobile services and fixed services.

5   See glossary.

Mobile services (356 million euros) decreased 2.4% excluding the impact of regulatory measures (-36 million euros), after falling 2.8% in the first half. The mobile customer base grew 2.5% year on year to 15.126 million at 30 September 2013, with net additions rising 179,000 in the third quarter, after rising 61,000 in the second quarter. In particular, the “nju.mobile” online offer launched last April had 203,000 customers at 30 September 2013, and the Orange Open convergent offers had 211,000 customers on that same date.

Fixed services (353 million euros) benefitted from a slower decline in fixed telephony, tied in particular to the decrease in the number of fixed-line terminations with the growth of Orange Open convergent offers. Fixed services declined 4.8% excluding the impact of regulatory measures (-9 million euros).

Fixed broadband revenues rose 5.9%, led by the increase in ARPU. The number of VoIP customers grew sharply (+45.2% year on year) to 480,000 customers at 30 September 2013. The number of fixed broadband customers dipped slightly (-1.4%) to 2.306 million at 30 September 2013.

Rest of World

Revenues in the Rest of World segment were 5.821 billion euros in the first nine months of 2013, stable in relation to the first nine months of 2012 on a comparable basis. Excluding the impact of regulatory measures (-113 million euros), revenues rose 2.0%.

In the third quarter of 2013, revenues rose 1.3% to 1.944 billion euros, excluding the impact of regulatory measures (-35 million euros).

In Africa and the Middle East, revenues excluding the impact of regulatory measures showed sustained growth of +4.1%, with significant contributions from Côte d’Ivoire, Mali, Guinea and Senegal, which together represent about 43% of revenues from the region. The mobile customer base in Africa and the Middle East rose 6.8% year on year to 84.6 million customers at 30 September 2013, with 5.4 million net additions. Mali, Guinea and Côte d’Ivoire were the main contributors.

In Europe, revenues fell 2.7% excluding regulatory measures, due to the downturn in Belgium (-10.1%) and Slovakia (-3.6%). Revenues in the other European countries grew, particularly in Romania, where they rose 5.9% over the period, after rising 4.1% in the first half. On a comparable basis, the mobile services customer base in the Europe region rose 0.8% year on year to 19.9 million customers at 30 September 2013. Contracts rose 3.4%, led by Romania, Moldova, Armenia and Belgium.

In the Dominican Republic, revenues climbed 9.7% (excluding regulatory measures), led by strong growth in Internet browsing and in the mobile customer base, which stood at 3.303 million customers at 30 September 2013 (+6.4% year on year).

Enterprise

Revenues in the Enterprise segment were 4.855 billion euros in the first nine months of 2013, a decrease of 5.6% on a comparable basis year on year. The difficult economic context (especially in Europe, which represents 80% of Enterprise revenues), with numerous businesses postponing upgrade projects and prices being reduced during contract renewals, weighed on revenues from the beginning of the year.

In the third quarter of 2013, revenues fell 7.2% on a comparable basis to 1.558 billion euros and declined 6.2% excluding equipment sales, after falling 5.1% in the first half.

Service operations declined 9.0% to 378 million euros. Excluding equipment sales, the downturn was 4.7%, after a 4.2% decrease in the first half. The integration of services and unified communication and collaborative services continued to slow significantly. New service operations such as security solutions (+17%) rose sharply.

Growing networks (98 million euros) increased 2.5%, led by Voice over IP (+6.7%) and satellite access (+1.9%), which was partially offset by the 6.4% decline in image services.

Mature networks (675 million euros) declined 3.2%, mostly reflecting the sharp decrease of broadcasting (-15.3%), which had benefitted in the third quarter of 2012 from the London Olympics. IPVPN remained stable over the quarter, with price reductions offset by the increase in volumes.

Legacy networks (407 million euros) declined 13.4%, a pace similar to that of 2012.

schedule of upcoming events

•

6 March 2014: presentation of 2013 results

contacts

press: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange.com

Jean-Bernard Orsoni

jeanbernard.orsoni@orange.com

Sébastien Audra

sebastien.audra@orange.com

Tom Wright

tom.wright@orange.com

Olivier Emberger

olivier.emberger@orange.com

Mylène Blin

mylène.blin@orange.com

financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach

p.lambert@orange.com

Corentin Maigné

corentin.maigne@orange.com

Jérôme Blin

jerome.blin@orange.com

Cionaith Cullen

cionaith.cullen@orange.com

Luca Gaballo

luca.gaballo@orange.com

Didier Kohn

didier.kohn@orange.com

Florent Razafi

florent.razafi@orange.com

All press releases are available on the Group’s websites:

•

www.orange.com

•

www.orange.es

•

www.ee.co.uk

•

www.tp-ir.pl

•

www.orange-business.com

disclaimer

This press release contains forward-looking indications. Although we believe these statements are based on reasonable assumptions, these forward-looking indications are subject to numerous risks and uncertainties, including risks not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause significant differences between the stated objectives and actual results include, among other factors, our ability to meet strong competition in our sector and adapt to the ongoing transformation of the telecommunications industry, particularly in France with the arrival of a fourth mobile operator; fluctuations in overall economic activity and in that specific to each of the markets in which we operate; the political situation in countries in which we invest; the emergence of new and powerful players such as content and services suppliers or search engines; our ability to earn a return on our investments in networks; fiscal and regulatory constraints and changes; conditions for access to capital markets and in particular the risks related to the liquidity of the financial markets; foreign exchange and interest rate fluctuations; asset impairment; and the outcome of current legal proceedings. More detailed information on the potential risks that could affect our financial results can be found in the Registration Document filed with the French Autorité des marchés financiers on 27 March 2013 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on 12 April 2013. Except to the extent required by law, in particular articles 223-1 et seq. of the General Regulations of the AMF, the Orange Group does not undertake any obligation to update forward-looking statements.

appendix 1 : revenues by operating segment

In millions of euros	2013	2012 comparable basis	2012 historical basis	change comparable basis (in %)	change historical basis (in %)
September 30
France	15,064	16,100	16,106	(6.4)%	(6.5)%
Mobile services	6,368	7,052	7,052	(9.7)%	(9.7)%
Mobile equipment sales	354	372	372	(4.8)%	(4.8)%
Fixed services	7,960	8,256	8,256	(3.6)%	(3.6)%
Fixed services retail	5,212	5,530	5,530	(5.8)%	(5.8)%
Fixed wholesale	2,748	2,726	2,726	0.8%	0.8%
Other revenues	383	421	426	(9.0)%	(10.3)%
Spain	3,060	3,016	3,016	1.5%	1.5%
Mobile services	2,192	2,325	2,325	(5.8)%	(5.8)%
Mobile equipment sales	231	126	126	83.0%	83.0%
Fixed services	627	549	549	14.1%	14.1%
Other revenues	11	14	14	(24.1)%	(24.1)%
Poland	2,324	2,537	2,534	(8.4)%	(8.3)%
Mobile services	1,104	1,234	1,209	(10.6)%	(8.7)%
Mobile equipment sales	26	24	24	6.4%	6.5%
Fixed services	1,087	1,190	1,188	(8.6)%	(8.5)%
Other revenues	108	88	112	21.9%	(4.2)%
Rest of World	5,821	5,820	6,191	0.0%	(6.0)%
Enterprise	4,855	5,145	5,215	(5.6)%	(6.9)%
Legacy networks	1,279	1,477	1,422	(13.4)%	(10.1)%
Mature networks	2,052	2,084	2,164	(1.5)%	(5.2)%
Growing networks	303	292	294	3.9%	3.2%
Services	1,221	1,292	1,335	(5.5)%	(8.5)%
International Carriers and Shared Services	1,273	1,204	1,208	5.7%	5.4%
International Carriers	1,069	1,036	1,036	3.2%	3.2%
Shared Services	204	168	172	21.4%	18.9%
Inter-segment eliminations	(1,633)	(1,661)	(1,671)	-	-
Group total	30,765	32,160	32,598	(4.3)%	(5.6)%
3rd quarter
France	4,980	5,278	5,280	(5.6)%	(5.7)%
Mobile services	2,079	2,295	2,295	(9.4)%	(9.4)%
Mobile equipment sales	123	124	124	(0.8)%	(0.8)%
Fixed services	2,653	2,724	2,724	(2.6)%	(2.6)%
Fixed services retail	1,729	1,817	1,817	(4.9)%	(4.9)%
Fixed wholesale	924	907	907	1.9%	1.9%
Other revenues	126	135	137	(7.0)%	(8.4)%
Spain	1,040	1,027	1,027	1.2%	1.2%
Mobile services	706	795	795	(11.1)%	(11.1)%
Mobile equipment sales	121	39	39	208.1%	208.1%
Fixed services	209	187	187	11.5%	11.5%
Other revenues	3	6	6	(43.3)%	(43.3)%
Poland	752	817	840	(7.9)%	(10.4)%
Mobile services	356	401	404	(11.2)%	(11.9)%
Mobile equipment sales	8	8	8	8.9%	5.7%
Fixed services	353	379	390	(6.9)%	(9.5)%
Other revenues	35	29	38	20.8%	(8.6)%
Rest of World	1,944	1,954	2,047	(0.5)%	(5.0)%
Enterprise	1,558	1,678	1,726	(7.2)%	(9.7)%
Legacy networks	407	470	454	(13.4)%	(10.2)%
Mature networks	675	698	730	(3.2)%	(7.5)%
Growing networks	98	95	96	2.5%	1.1%
Services	378	415	446	(9.0)%	(15.3)%
International Carriers and Shared Services	443	390	391	13.4%	13.2%
International Carriers	374	340	340	10.1%	10.1%
Shared Services	68	50	51	35.5%	33.8%
Inter-segments eliminations	(555)	(554)	(556)	-	-
Group total	10,162	10,590	10,755	(4.0)%	(5.5)%

appendix 2 : analysis of consolidated EBITDA

In millions of euros	2013	2012 comparable basis	change comparable basis (in %)
September 30
Revenue	30,765	32,160	(4.3)%
External purchases	(13,259)	(13,802)	(3.9)%
as % of revenues	43.1%	42.9%	0.2pt
of which:
Interconnection costs	(3,750)	(4,105)	(8.6)%
as % of revenues	12.2%	12.8%	(0.6)pt
Other network and IT expenses	(2,115)	(2,105)	0.5%
as % of revenues	6.9%	6.5%	0.3pt
Property & general expenses, other and capitalized costs	(2,816)	(2,915)	(3.4)%
as % of revenues	9.2%	9.1%	0.1pt
Commercial expenses and content costs	(4,578)	(4,677)	(2.1)%
as % of revenues	14.9%	14.5%	0.3pt
Labour expenses*	(6,643)	(6,719)	(1.1)%
as % of revenues	21.6%	20.9%	0.7pt
Other operating income and expenses*	(1,089)	(1,097)	(0.8)%
Gains (losses) on disposals of assets*	39	36	-
Restructuring costs	(30)	(18)	-
Restated EBITDA*	9,783	10,560	(7.4)%
as % of revenues	31.8%	32.8%	(1.0)pt

*  EBITDA restatements relate to the following exceptional events:

In the first nine months of 2013, a total positive amount of 24 million euros for:

-  an expense of 116 million euros for the Part Time for Seniors plans in France;

-  a 74 million-euro gain on the disposal of Orange Austria;

-  18 million euros in net proceeds from various litigation cases.

A total positive amount of 304 million euros over the first nine months of 2012 for:

-  an expense of 229 million euros for the Part Time for Seniors plans in France and other items related to labour expenses;

-  an expense of 116 million euros (including recording rights) corresponding to the compensation of 110 million euros paid to Orascom Telecom Media and Technology Holding S.A.E. (OTMT) for the transfer of the services contract between OTMT and ECMS to the Orange Group;

-  41 million euros in net proceeds from various litigation cases.

In millions of euros	2013	2012 comparable basis	change comparable basi (in %)
3rd quarter
Revenue	10,162	10,590	(4.0)%
External purchases	(4,323)	(4,477)	(3.4)%
as % of revenues	42.5%	42.3%	0.3pt
of which:
Interconnection costs	(1,203)	(1,315)	(8.5)%
as % of revenues	11.8%	12.4%	(0.6)pt
Other network and IT expenses	(697)	(694)	0.4%
as % of revenues	6.9%	6.6%	0.3pt
Property & general expenses, other and capitalized costs	(905)	(940)	(3.7)%
as % of revenues	8.9%	8.9%	0.0pt
Commercial expenses and content costs	(1,519)	(1,529)	(0.7)%
as % of revenues	14.9%	14.4%	0.5pt
Labour expenses*	(2,072)	(2,114)	(2.0)%
as % of revenues	20.4%	20.0%	0.4pt
Other operating income and expenses*	(401)	(399)	0.4%
Gains (losses) on disposals of assets*	9	25	-
Restructuring costs	(9)	(7)	-
Restated EBITDA*	3,366	3,618	(7.0)%
as % of revenues	33.1%	34.2%	(1.0)pt

*  EBITDA restatements relate to the following exceptional events:

A total positive amount of 24 million euros in the third quarter of 2013 for:

-  an expense of 38 million euros related to the Part Time for Seniors plans in France;

-  an additional 9 million-euro gain on the disposal of Orange Austria;

-  5 million euros in net proceeds from various litigation cases.

A total positive amount of 28 million euros in the third quarter of 2012 for:

-  an expense of 24 million euros related to the Part Time for Seniors plans in France and other items related to labour expenses;

-  a net expense of 3 million euros from various litigation cases.

appendix 3 : key performance indicators

	30 September 2013	30 September 2012
Orange Group
Total number of customers* (millions)	232.521	227.636
Mobile service customers* (millions)	174.677	169.216
- of which contract customers (millions)	60.144	55.633
Fixed broadband service customers (millions)	15.297	14.798
France
Mobile services
Number of customers* (millions)	26.768	26.638
- of which contract customers (millions)	20.447	19.472
Total ARPU (euros)	303	345
Fixed services
Number of fixed consumer lines (millions)	17.288	17.832
Number of broadband customers (millions)	10.046	9.827
Broadband market share at end of period (%)	40.8 **	41.6
Broadband ARPU (euros)	34.1	34.8
Number of wholesale lines (millions)	12.973	12.312
Spain
Mobile services
Number of customers* (millions)	12.414	11.854
- of which contract customers (millions)	8.793	7.949
Total ARPU (euros)	238	261
Fixed services
Number of broadband customers (millions)	1.594	1.359
Broadband ARPU (euros)	32.6	33.0
Poland
Mobile services
Number of customers* (millions)	15.126	14.758
- of which contract customers (millions)	7.052	6.894
Total ARPU (PLN)	429	479
Fixed services
Number of fixed telephone lines (millions)	5.913	6.636
Number of broadband customers (millions)	2.306	2.338
Broadband ARPU (PLN)	59.6	55.4
* Excluding customers of MVNOs ** Company estimate.

	30 September 2013	30 September 2012
Rest of World
Mobile services
Total number of customers* (millions)	107.807	102.873
- of which contract customers (millions)	16.774	14.622
Mobile customers by region (millions)
- Europe	19.888	20.518
- Africa and Middle East	84.599	79.208
- Other operations	3.320	3.147
Fixed services
Total number of telephone lines (thousands)	2,025	2,089
Number of broadband customers (thousands)	995	912
Enterprise
France
Number of legacy telephone lines (thousands)	3,425	3,749
Number of permanent accesses to IP networks (thousands)	353	346
- of which IP-VPN (thousands)	285	278
Number of XoIP connections (thousands)	71	65
World
Total number of IP-VPN accesses worldwide (thousands)	330	323
EE (United Kingdom) **
Mobile services
Number of customers* (millions)	25.123	26.185
- of which contract customers (millions)	14.156	13.393
Total ARPU (£/month, based on quarterly revenues)	19.0	18.9
Fixed services
Number of broadband customers (thousands)	714	723
* Excluding customers of MVNOs ** The EE customer bases are 50% consolidated in the Orange Group customer bases.

appendix 4 : glossary

Key figures

comparable basis: data based on comparable accounting principles, consolidation scope and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, consolidation scope and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortisation. This indicator corresponds to operating income before depreciation and amortisation, before revaluation related to acquisitions of controlling interests, before reversal of currency translation reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. EBITDA is not a financial performance indicator as defined by IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases.

operating cash flow: corresponds to restated EBITDA minus CAPEX. Orange uses this indicator to measure the Group’s performance in generating cash flow from its operating activities.

average number of employees (full time equivalents): average number of active employees on the last day of the period, prorated for their work time, including both open-permanent contracts and fixed-term contracts.

Mobile services

revenues from mobile services: include revenues generated by incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, machine to machine, roaming revenues from customers of other networks (national and international roaming), revenues with mobile virtual network operators (MVNO) and revenues from network sharing.

mobile ARPU: the annual average revenues per user (ARPU) are calculated by dividing the revenues from incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, international roaming and incoming calls from MVNOs over the past twelve months, by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. Mobile ARPU is expressed as annual revenues per customer.

roaming: use of a mobile service on the network of an operator other than that of the subscriber.

MVNO: Mobile Virtual Network Operator. These are operators that do not have their own radio network and thus use the infrastructure of third-party networks.

mobile number portability: allows mobile customers to keep their mobile numbers when they change operators. The donor operator deactivates the mobile number in its information system; the recipient operator activates the same mobile number in its own information system.

Fixed services

revenues from fixed services: include traditional fixed telephony, fixed broadband services, enterprise solutions and networks6 and carrier services (national and international interconnections, unbundling and wholesale telephone line rentals).

fixed broadband ARPU (ADSL, FTTH, satellite and WiMAX): the average revenues per user of broadband services per year are calculated by dividing the revenues generated by consumer broadband services over the past twelve months by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. Fixed broadband ARPU is expressed as monthly revenues per access.

6   With the exception of France, where entreprise solutions and networks are listed under the Enterprise business segment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE

Date: October 23, 2013	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations